FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: September 15, 2003	James A. Ryan Chief Financial Officer

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NEWS FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: NASDAQ: CRYP; TSX: CRY

CRYPTOLOGIC & LITTLEWOODS GAMING BUILD LONG-TERM RELATIONSHIP WITH EXTENDED AGREEMENT & EXPANDED GAME OFFERING
Five-year exclusive agreement expands major UK customer into large, emerging online poker market

September 15, 2003 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the Internet gaming and e-commerce industries, announced today that it has extended its relationship with current customer, Littlewoods Gaming – a major household name in the UK. Littlewoods has committed to a five-year exclusive agreement, conditional upon performance targets after the second year, with CryptoLogic’s subsidiary, WagerLogic Limited. Littlewoods will continue to use WagerLogic’s online casino offering and expand the agreement to add WagerLogic’s sophisticated online poker solution, both until 2008.

“We are delighted to continue to build on our relationship with Littlewoods Gaming and add another strong international brand name to our growing poker customer list,” said Lewis Rose, CryptoLogic’s President and CEO. “We have successfully worked with Littlewoods to establish their online casino business. By leveraging the power of Littlewoods’ brand, its substantial database and now also our exciting poker technology, we expect Littlewoods to achieve further growth.”

Today’s announcement highlights another existing major UK customer that has renewed its trust in and commitment to WagerLogic. Littlewoods Gaming is owned by London-listed Sportech PLC, and boasts an 80-year gaming history. The extended contract will enable Littlewoods’ players to enjoy a broader range of games including one of the world’s most popular card games – live player-to-player poker.

“CryptoLogic continues to be the best choice for Littlewoods Gaming,” said Peter Cuffe, Director of Interactive Media, Littlewoods Gaming. “Their proven expertise was a key element in enabling an excellent launch of Littlewoodscasino.com, one of the premier casino venues on the Internet. In addition, they worked closely with us to successfully complete the transfer of our online casino to the Netherlands Antilles this month. WagerLogic’s leading poker solution will allow us to expand into a large and exciting market, and offer our customers an enhanced gaming experience.”

The United Kingdom is emerging as the global center of regulated interactive gaming. Littlewoods is among some of the most prominent names in online and land-based gaming in the UK that relies on CryptoLogic-developed software. This strong roster of UK-based customers and local operations along with CryptoLogic’s just announced listing on the London Stock Exchange, reinforce the company’s strong presence and focus on this dynamic growth region.

Tel (416) 545-1455        Fax (416) 545-1454
1867 Yonge Street, 7th Floor, Toronto, Canada M4S 1Y5

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About CryptoLogic (www.cryptologic.com)
CryptoLogic Inc. is a leading software and services provider to the worldwide Internet gaming market. The company’s proprietary technologies enable secure, high-speed financial transactions over the Internet, and its leadership in regulatory compliance makes it one of very few companies in the world with gaming software that is certified to strict standards similar to land-based gaming.

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized blue chip client base. In addition to a broad product portfolio of more than 80 casino games, bingo and multi-player poker, the company offers integrated e-cash management and customer care services in multi-currencies and multi-languages for a total online gaming solution.

CryptoLogic’s common shares trade on the Toronto Stock Exchange under the symbol CRY, on the Nasdaq National Market under the symbol CRYP, and on the London Stock Exchange under the symbol CRP. There are currently 12.2 million common shares outstanding (12.4 million shares on a diluted basis, based on the treasury method).

About Littlewoods Gaming
A dominant force within the home gaming industry, and most famous for its Littlewoods Football Pools, Littlewoods Gaming has drawn upon over 80 years of experience to develop a portfolio of brands that are leading the way in entertainment-based gaming. Harnessing the latest interactive TV and Internet technologies, Littlewoods Gaming provides a mix of betting and gaming solutions for the mass market.

The Littlewoods Gaming portfolio of products includes: football pools and football games, sports betting, charity lotteries and casino and entertainment games. These products are accessed by over 1.7 million customers via a series of channels including the Internet, iDTV, telephone, retail outlets and a UK wide collector network.

Littlewoods Gaming is owned by Sportech PLC, which has a full listing on the London Stock Exchange and recorded a turnover of £195.3 million for the year ended 31 December 2002.

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications Jim Ryan, Chief Financial Officer
Financial Dynamics, 44 20 7831 3113 (United Kingdom media)
Juliet Clarke
Edward Bridges

Argyle Rowland, (416) 968-7311 (North American media)
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Melissa Chang, ext. 239/ melissa@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

NEWS FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: NASDAQ: CRYP; TSX: CRY

CRYPTOLOGIC APPROVED FOR LISTING AND TRADING ON
THE LONDON STOCK EXCHANGE

September 15, 2003 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the Internet gaming and e-commerce industries, announced today that its common shares have been approved for admission to the Official List and for trading on the London Stock Exchange’s Main Market. The company’s shares commenced trading today on London’s Main Market under the symbol “CRP”. Additionally, CryptoLogic’s shares are included in the techMARK, the technology index of the London Stock Exchange.

“CryptoLogic’s new London listing reflects our global focus, gives us access to a broader shareholder base, and enhances our reach and profile in a major market that’s favorable to online gaming,” said Lewis Rose, CryptoLogic’s President and CEO. “The UK is emerging as the global center of regulated interactive gaming, and CryptoLogic has an outstanding roster of well-known blue chip customers and operations in this high-growth market.”

A London listing will enhance CryptoLogic’s global strategy and visibility in the UK, one of the most dynamic growth markets for gaming. Some of the most prominent gaming organizations in the UK – William Hill, Littlewoods Gaming, The Ritz Club London Online and ukbetting – rely on CryptoLogic’s proven online gaming technologies licensed through its wholly-owned subsidiary, WagerLogic. Since inception in 1996, the company’s Internet gaming solution has processed over US$12 billion in wagers for 1.5 million players in 240 countries around the world.

Canaccord Capital (Europe) Limited is acting as the nominated UK adviser and broker to CryptoLogic, which has an approximate market capitalization of £80 million (as at the close of Friday, September 12, 2003), with 12.2 million shares outstanding. CryptoLogic’s London listing complements its existing listings on the Toronto Stock Exchange (symbol: CRY) and Nasdaq National Market (symbol: CRYP).

CryptoLogic consistently generates positive operating profit, healthy cash flow and has one of the strongest balance sheets in its industry. The company’s financial strength was highlighted most recently in its second quarter results, with revenue rising 22% to US$10.8 million and net earnings increasing by 27% to US$2.6 million or US$0.21 per diluted share. At June 30, 2003, CryptoLogic had a total cash position of US$58.3 million and working capital of US$39.8 million. As a global leader, CryptoLogic is one of the few software companies able to offer the best of old economy fundamentals while capitalizing on the growth in the new economy of online gaming.

CryptoLogic has long advocated a regulated approach to foster a transparent, credible and enduring online gaming industry, and applauds the UK’s lead in establishing a world-class regulatory regime that holds online gaming to the same strict standards as land-based gaming. CryptoLogic is one of the world’s few Internet gaming software providers licensed and certified to the most exacting government-regulated requirements. CryptoLogic’s compliance initiatives to date in Alderney and the Isle of Man provide the company with an excellent platform for expansion in the proposed regulated UK market for online gaming.

Tel (416) 545-1455        Fax (416) 545-1454
1867 Yonge Street, 7th Floor, Toronto, Canada M4S 1Y5

2

About CryptoLogic (www.cryptologic.com)
CryptoLogic Inc. is a leading software and services provider to the global online gaming market. The company’s proprietary technologies enable secure, high-speed financial transactions over the Internet, and its leadership in regulatory compliance makes it one of world’s few gaming software companies licensed and certified to the most exacting government-regulated requirements for online gaming similar to land-based gaming.

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized blue chip client base. In addition to a broad product portfolio of more than 80 casino games, bingo and multi-player poker, WagerLogic offers integrated e-cash management and customer care services in multi-currencies and multi-languages for a total online gaming solution.

CryptoLogic’s common shares trade on the Toronto Stock Exchange under the symbol CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.2 million common shares outstanding (12.4 million shares on a diluted basis, based on the treasury method).

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications Jim Ryan, Chief Financial Officer	Canaccord Capital (Europe), 44 20 7518 2777 Neil Johnson, Vice President

Argyle Rowland, (416) 968-7311 (North American media) Daniel Tisch, ext. 223/ dtisch@argylerowland.com Melissa Chang, ext. 239/ melissa@argylerowland.com	Financial Dynamics, 44 20 7831 3113 (United Kingdom media) Juliet Clarke Edward Bridges

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER: Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.